~~,~G~ - .c,~~,,
~~ ,~,~: :~, ~~,r~


                                     ,~ .`





             ~. ~                        ~ ;

           . ~~

           ~




     , ~  .





 - ~'-
    -s
..s ~     ,~ ~~~-                   ~s~
11
 ,~




        '1           f :'                                              ,
                                    ,. ,^:
                                    i11         .r ~``1      it ~~ 1,~
 ~     ~'i r           ~   ~   ~l            ~. .
~"   ~ i~' . .        ~            ~~'         ~^
 "                ~~i      i        X
                                                    i.   ^i' ~i    s      i





 . ~

 ,         t




                                                                          ~.
               `i ~,



Alessandro ~acCi
                                                                         Chief
~auns~l

Corporate Legal ,affairs Division




                                Inter-Arr~~r~can C~e~~(~p ~~t Bank ~ r     .~~
     ,~r